Exhibit 16

June 23, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Linens ’n Things 401(k) Plan and, under the date of June 27, 2003, we reported on the financial statements of the Linens ’n Things 401(k) Plan as of and for the years ended December 31, 2002 and 2001. On May 17, 2004, our appointment as principal accountants was terminated. We have read Linens ’n Things 401(k) Plan statements included under Item 4 of its Form 8-K dated June 23, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Linens ’n Things 401(k) Plan’s stated reason for changing principal accountants, or with the statement made in the 2nd sentence in the 4th paragraph under Item 4.

Very truly yours, /s/ KPMG LLP